Filed Pursuant to Rule 424(b)(5)
Registration No. 333-161383

The information in this prospectus supplement is not complete and may be changed. This prospectus supplement and the accompanying prospectus are not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to Completion

Preliminary Prospectus Supplement dated August 17, 2009

PROSPECTUS SUPPLEMENT

(To prospectus dated August 17, 2009)

$250,000,000

MeadWestvaco Corporation

    % Notes due 2019

We are offering $250 million aggregate principal amount of     % Notes due 2019. We will pay interest on the notes on March 1 and September 1 of each year, beginning March 1, 2010. The notes will mature September 1, 2019. We may redeem some or all of the notes at any time at the redemption price described in this prospectus supplement. If a Change of Control Triggering Event as described in this prospectus supplement under the heading “Description of the Notes — Change of Control Offer” occurs, we will be required to make an offer to purchase the notes from the holders.

The notes will be general unsecured senior obligations and rank equally with our unsecured senior indebtedness. The notes will be issued only in registered form in minimum denominations of $1,000 and integral multiples of $1,000 in excess thereof. There is no sinking fund for the notes.

Investing in the notes involves risks that are described in the “Risk Factors” section beginning on page S-7 of this prospectus supplement.

Per Note	Total
Public offering price (1)%	$
Underwriting discount %	$
Proceeds, before expenses, to us (1)%	$

(1)	Plus accrued interest from August , 2009, if settlement occurs after that date.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The notes will not be listed or quoted on any securities exchange or automated quotation system. Currently there is no public market for the notes.

The notes will be ready for delivery in book-entry form only through the facilities of The Depository Trust Company for the accounts of its participants on or about August     , 2009.

BofA Merrill Lynch	Barclays Capital

Citi	UBS Investment Bank

The date of this prospectus supplement is August     , 2009

PROSPECTUS SUPPLEMENT

PROSPECTUS

You should rely only on the information contained in or incorporated by reference in this prospectus supplement and the accompanying prospectus. We have not, and the underwriters have not, authorized anyone to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus supplement and the accompanying prospectus, as well as information we previously filed with the Securities and Exchange Commission, which we refer to as the SEC, and incorporated by reference, is accurate as of the date on the front of this prospectus supplement only. Our business, financial condition, results of operations and prospects may have changed since that date.

References in this prospectus supplement and the accompanying prospectus to “MeadWestvaco,” “we,” “us,” “our” and “the Company” are to MeadWestvaco Corporation and its consolidated subsidiaries unless otherwise specified or the context otherwise requires.

S-i

FORWARD-LOOKING STATEMENTS

Certain statements in this prospectus supplement and the accompanying prospectus and the documents incorporated by reference that are neither reported financial results nor other historical information are “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such information includes, without limitation, the business outlook, assessment of market conditions, anticipated financial and operating results, strategies, future plans, contingencies and contemplated transactions of the Company. Such forward-looking statements are not guarantees of future performance and are subject to known and unknown risks, uncertainties and other factors which may cause or contribute to actual results of Company operations, or the performance or achievements of the Company, or industry results, to differ materially from those expressed or implied by the forward-looking statements. In addition to any such risks, uncertainties and other factors discussed elsewhere herein, risks, uncertainties, and other factors that could cause or contribute to actual results differing materially from those expressed or implied for the forward-looking statements include, but are not limited to:

•	events or circumstances which affect the ability of MeadWestvaco to realize improvements in operating earnings from the Company’s ongoing cost reduction initiatives;

•	the ability of MeadWestvaco to close announced and pending transactions, including divestitures;

•	the reorganization of the Company’s packaging business units;

•	competitive pricing for the Company’s products;

•	impact from inflation on raw materials, energy and other costs;

•	fluctuations in demand and changes in production capacities;

•	relative growth or decline in the United States and international economies;

•	government policies and regulations, including, but not limited to those affecting the environment, climate change, tax policies and the tobacco industry;

•	the Company’s continued ability to reach agreement with its unionized employees on collective bargaining agreements;

•	the Company’s ability to execute its plans to divest or otherwise realize the greater value associated with its land holdings;

•	adverse results in current or future litigation;

•	currency movements;

•	volatility and further deterioration of the capital markets; and

•

other risk factors discussed in the Company’s Annual Report on Form 10-K for the year ended December 31, 2008, Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2009 and in other filings made by the Company from time to time with the SEC.

MeadWestvaco undertakes no obligation to publicly update any forward-looking statement, whether as a result of new information, future events or otherwise. Investors are advised, however, to consult any further disclosures made on related subjects in the Company’s reports filed with the SEC.

PROSPECTUS SUPPLEMENT SUMMARY

This summary contains basic information about us and this offering. Because it is a summary, it does not contain all of the information that you should consider before investing in the notes. You should read this entire prospectus supplement, the accompanying prospectus and the documents incorporated by reference carefully, including the sections entitled “Risk Factors,” in this prospectus supplement, as well as the section entitled “Risk Factors” in our Annual Report on Form 10-K for the year ended December 31, 2008 and our Quarterly Report on Form 10-Q for the quarter ended June 30, 2009, and our financial statements and the notes thereto before making an investment decision.

The Company

General

We are a global packaging company that provides packaging solutions to many of the world’s brands in the healthcare, personal and beauty care, food, beverage, tobacco, media and entertainment, and home and garden industries. Our other business operations serve the consumer and office products, specialty chemicals, forestry and real estate markets. MeadWestvaco produces many of the leading brand names in school supplies, time-management and commercial office products, including AMCAL®, AT-A-GLANCE®, Cambridge®, COLUMBIAN®, Day Runner® , Five Star®, Mead® and Trapper Keeper®.

The Company’s principal executive office is located at 11013 West Broad Street, Glen Allen, Virginia 23060 and its telephone number is (804) 327-5200.

Business Segments

Our principal business segments are (i) Packaging Resources, (ii) Consumer Solutions, (iii) Consumer & Office Products, (iv) Specialty Chemicals and (v) Community Development and Land Management. A more detailed description of our business segments, including financial information, is contained in Note R to the consolidated financial statements included in our Annual Report on Form 10-K for the year ended December 31, 2008, which is incorporated in the accompanying prospectus by reference.

Marketing and Distribution

The principal markets for our products are in North America, South America, Europe and Asia. We operate in 30 countries and serve customers in approximately 100 nations. Our products are sold through a combination of our own sales force and paperboard merchants and distributors.

Forestry

The principal raw material used in the manufacture of paper, paperboard and pulp is wood. Our strategy, based on the location of our mills and the composition of surrounding forestland ownership, is to provide a portion of our wood fiber from company-owned land and to rely on private woodland owners and private contractors and suppliers for the balance. As of December 31, 2008, we owned approximately 800,000 acres of forestlands and other landholdings in the United States and approximately 135,000 acres of forestlands in Brazil (more than 1,200 miles from the Amazon rainforest).

Intellectual Property

We have a large number of foreign and domestic trademarks, trade names, patents, patent rights and licenses relating to our business. While, in the aggregate, intellectual property rights are material to our business, the loss of any one or any related group of such rights would not have a material adverse effect on our business, with the exception of the “Mead ®” trademark and the “AT-A-GLANCE ®” trademark for consumer and office products.

Competition

We operate in a very challenging global marketplace and compete with many large, well-established and highly competitive manufacturers and service providers. In addition, our business is affected by a range of macroeconomic conditions, including industry capacity changes, a trend in the packaging, paperboard and forest products industry toward consolidation, global competition, economic conditions in the United States and abroad, and currency exchange rates.

We compete principally through quality, price, value-added products and services such as packaging solutions, customer service, innovation, technology, and product design. Our proprietary trademarks and patents, in the aggregate, are also important to our competitive position in certain markets.

Research

We conduct research and development in the areas of packaging and chemicals. Innovative product development and manufacturing process improvement are the main objectives of these efforts. We also evaluate and adapt for use new and emerging technologies that may enable new product development and manufacturing cost reductions.

Employees

We employ approximately 21,000 people worldwide, of whom approximately 11,000 are employed in the United States and approximately 10,000 are employed internationally. Approximately 6,600 employees are represented by various labor unions under collective bargaining agreements. Additionally, most of our European facilities have separate house union agreements or series of agreements specific to the workforce at each facility.

International Operations

Our operations outside the United States are conducted through subsidiaries located in Canada, Mexico, South America, Europe and Asia. While there are risks inherent in foreign investments, we do not believe at this time that such risks are material to our overall business prospects.

Recent Developments

Tender Offer

On August 17, 2009, we commenced an offer to purchase for cash up to $250 million in aggregate principal amount (the “Maximum Tender Amount”) of our 6.85% Notes due 2012 (the “2012 Notes”).

As of June 30, 2009, approximately $633 million aggregate principal amount of the 2012 Notes was outstanding. The tender offer consideration payable for notes tendered and accepted by us for purchase in the tender offer will be $             per $1,000 principal amount of the 2012 Notes. Holders of the 2012 Notes may also receive an early tender premium of $30 per $1,000 principal amount of 2012 notes validly tendered and not withdrawn prior to 5:00 p.m., New York City time, on August 28, 2009 and accepted for purchase by us.

Additionally, accrued and unpaid interest will be paid on any 2012 Notes accepted for purchase up to, but not including, the applicable settlement date. The amount of the 2012 Notes purchased in the tender offer will be subject to the Maximum Tender Amount. This means that the aggregate principal amount of 2012 Notes purchased in the tender offer may be subject to proration if the total aggregate principal amount of 2012 Notes tendered in the tender offer exceeds the Maximum Tender Amount.

The tender offer is not conditioned upon any minimum amount of the 2012 Notes being tendered. We have reserved the right, but are under no obligation, to increase the Maximum Tender Amount. We intend to fund our purchase of the 2012 Notes tendered and accepted from the net proceeds of this offering plus, if necessary, cash on hand. The tender offer is scheduled to expire at 5:00 p.m., New York City time, on September 15, 2009, and is conditioned, among other things, our having closed and received the net proceeds from this offering.

The tender offer is being made on the terms and subject to the conditions set forth in the offer to purchase, dated August 17, 2009, relating to the tender offer (the “Offer to Purchase”). The tender offer is being made solely pursuant to, and is governed by, the Offer to Purchase. We cannot assure you that the tender offer will be consummated in accordance with its terms, or at all, or that a significant principal amount of the 2012 Notes will be tendered and cancelled pursuant to the tender offer. This offering is not conditioned upon the successful consummation of the tender offer.

Selected Historical Financial Information

The following table sets forth selected historical financial information of MeadWestvaco and its consolidated subsidiaries. The historical income statement and other data for the fiscal years ended December 31, 2006, 2007 and 2008 and balance sheet data as of December 31, 2007 and 2008 are derived from, and should be read in conjunction with, our audited financial statements and related notes incorporated by reference into the accompanying prospectus. The historical balance sheet data as of December 31, 2006 are derived from our audited financial statements and related notes, and the historical balance sheet data as of June 30, 2008 are derived from our unaudited financial statements and related notes, in each case, that are not incorporated by reference into the accompanying prospectus. The historical income statement and other data for the six months ended June 30, 2008 and June 30, 2009 and the balance sheet data as of June 30, 2009 are derived from our unaudited financial statements and related notes incorporated by reference into the accompanying prospectus which, in the opinion of management, include all adjustments, consisting only of normal recurring adjustments, necessary to present fairly the data for the period. The results of operations for the six months ended June 30, 2008 and June 30, 2009 are not necessarily indicative of the operating results for the entire year or any future period. It should be noted that the financial data reflect the retrospective application of FAS 160 “Noncontrolling Interests in Consolidated Financial Statements” and presents net income (loss) and shareholder’s equity attributable to the Company, exclusive of non-controlling interests in the Company’s consolidated subsidiaries.

	Six Months Ended June 30,		Year Ended December 31,
	2009	2008	2008	2007	2006
	(dollar amounts in millions)
INCOME STATEMENT DATA
Net sales	$2,786	$3,227	$6,637	$6,407	$6,050
Net income attributable to the company	46	52	90	285	93

BALANCE SHEET DATA (at period end)
Cash and cash equivalents	$623	$431	$549	$245	$156
Working capital	1,017	742	887	712	550
Total assets	8,622	10,152	8,455	9,837	9,285
Notes payable and current maturities of long-term debt	105	290	89	68	211
Long-term debt, excluding current maturities	2,291	2,356	2,309	2,375	2,372
Other long-term obligations	989	1,083	972	1,052	717
Deferred income taxes	939	1,212	919	1,227	1,177
Shareholders’ equity	3,057	3,781	2,967	3,708	3,533

OTHER DATA
Net cash provided by operating activities	$266	$155	$376	$641	$567
Net cash (used in) provided by investing activities	(107)	(113)	192	(236)	(761)
Net cash (used in) provided by financing activities	(108)	126	(200)	(339)	35
Depreciation, depletion and amortization	223	239	472	482	477
Capital expenditures	92	140	288	329	285
Dividends paid	79	80	159	169	167
Ratio of earnings to fixed charges	1.6	1.4	1.3	2.5	1.3

The Offering

Issuer	MeadWestvaco Corporation

Securities Offered	$250,000,000 aggregate principal amount of % Notes due 2019.

Interest	The notes will bear interest at the rate of % per annum from August , 2009, payable semiannually, in arrears, on March 1 and September 1, commencing on March 1, 2010.

Ranking	Payment of the principal and interest on the notes will rank equally with all other unsecured and unsubordinated debt of MeadWestvaco Corporation.

Use of Proceeds	We expect to receive net proceeds from this offering of approximately $ million, after expenses and underwriters’ discounts and commissions. We intend to use all or a portion of the net proceeds from this offering, plus cash on hand, if necessary, to purchase for cash up to the Maximum Tender Amount of our 2012 Notes tendered and accepted by us for purchase, including the payment of accrued and unpaid interest and any applicable early tender premium, as described in this prospectus supplement under “— Recent Developments — Tender Offer.” The offering of the notes is not conditioned upon the successful consummation of the tender offer. We intend to use any remaining net proceeds from the sale of the notes for general corporate purposes. See “Use of Proceeds.”

Additional Issuances	We may, at any time, create and issue additional notes having the same terms as the notes.

Optional Redemption	We may redeem some or all of the notes at any time and from time to time at a redemption price equal to the greater of:

•	100% of their principal amount of the notes to be redeemed; and

•

the sum of the present values of the remaining scheduled payments of interest and principal on the notes to be redeemed, discounted to the redemption date on a semiannual basis at the Treasury Yield plus      basis points,

plus, in either case, accrued and unpaid interest thereon to the date of redemption. See “Description of the Notes — Optional Redemption.”

Change of Control Offer	If a Change of Control Triggering Event occurs, we will be required to make an offer to purchase the notes. See “Description of the Notes — Change of Control Offer.”

Trustee	The Bank of New York Mellon

Governing Law	State of New York

RISK FACTORS

Any investment in the notes involves a high degree of risk. You should carefully consider the risks described below and all of the information contained in this prospectus supplement and the accompanying prospectus before deciding whether to purchase the notes. In addition, you should carefully consider, among other things, the matters discussed under Item IA “Risk Factors” in our Annual Report on Form 10-K for the year ended December 31, 2008 and our Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2009, and in other documents that we subsequently file with the SEC, all of which are incorporated by reference to the accompanying prospectus. The risks and uncertainties described below are not the only risks and uncertainties we face. Additional risks and uncertainties not presently known to us or that we currently deem immaterial may also impair our business operations. If any of the following risks actually occur, our business, financial condition and results of operations would suffer. The risks discussed below also include forward-looking statements and our actual results may differ substantially from those discussed in these forward-looking statements. See “Forward-Looking Statements.”

Risks Related to This Offering

The notes are obligations exclusively of the Company and not of its subsidiaries, and payment to holders of the notes will be structurally subordinated to the claims of our subsidiaries’ creditors.

The notes are obligations exclusively of MeadWestvaco and are not guaranteed by any of its subsidiaries. As a result, our debt is “structurally subordinated” to all existing and future debt, trade creditors, and other liabilities of our subsidiaries. Our rights, and hence the rights of our creditors, to participate in any distribution of assets of any subsidiary upon its liquidation or reorganization or otherwise would be subject to the prior claims of that subsidiary’s creditors, except to the extent that our claims as a creditor of such subsidiary may be recognized. The indenture governing the notes does not restrict our or our subsidiaries’ ability to incur unsecured indebtedness, to pay dividends or make distributions on, or redeem or repurchase our equity securities, or to engage in highly leveraged transactions that would increase the level of our indebtedness.

The notes will be effectively junior to secured indebtedness that we may issue in the future, unless the notes are secured equally and ratably with such indebtedness.

The notes are unsecured. If we issue secured indebtedness in the future without equally and ratably securing the notes, holders of such secured indebtedness may foreclose on the assets securing such indebtedness, reducing the cash flow from the foreclosed property available for payment of unsecured indebtedness, including the notes. Holders of such secured indebtedness also would have priority over unsecured creditors in the event of our bankruptcy, liquidation or similar proceeding. As a result, the notes will be effectively junior to any secured indebtedness that we may issue in the future, unless the notes are secured equally and ratably with such indebtedness.

We may issue additional notes.

Under the terms of the indenture that governs the notes we may from time to time without notice to, or the consent of, the holders of the notes, create and issue additional debt securities. Additional debt securities may have the same terms as the notes (other than issue date and, in some cases, the first interest payment date), and form a single series with the notes. The Indenture does not limit the amount of additional notes or other debt securities that we may issue.

We may not be able to repurchase all of the notes upon a Change of Control Triggering Event.

As described under “Description of the Notes — Change of Control Offer,” we will be required to offer to repurchase the notes upon the occurrence of a Change of Control Triggering Event. We may not have sufficient funds to repurchase the notes in cash at that time or have the ability to arrange financing on acceptable terms.

The notes do not restrict our ability to incur additional debt or prohibit us from taking other action that could negatively impact holders of the notes.

We are not restricted under the terms of the notes or the indenture governing the notes from incurring additional indebtedness. The terms of the indenture limit our ability to create, grant or incur liens or enter into sale and leaseback transactions. However, these limitations are subject to numerous exceptions. See “Description of Debt Securities – Restrictive Covenants” in the accompanying prospectus. In addition, the notes do not require us to achieve or maintain any minimum financial results relating to our financial position or results of operations. Our ability to recapitalize, incur additional debt, secure existing or future debt, or take a number of other actions that are not limited by the terms of the indenture and the notes, including repurchasing indebtedness or capital stock, or paying dividends, could have the effect of diminishing our ability to make payments on the notes when due.

There is no public market for the notes.

The notes are a new issue of securities for which there currently is no trading market. As a result, we can give no assurances that a market will develop for the notes or that you will be able to sell the notes. If any of the notes are traded after their initial issuance, they may trade at a discount from their initial offering price. Future trading prices of the notes will depend on many factors, including prevailing interest rates, the market for similar securities, general economic conditions, our financial condition and performance, as well as other factors. Accordingly, you may be required to bear the financial risk of an investment in the notes for an indefinite period of time. We do not intend to apply for listing or quotation of the notes of either series on any securities exchange or automated quotation system, respectively.

USE OF PROCEEDS

The net proceeds from the sale of the notes are estimated to be $            million after deducting the underwriting discount and estimated expenses for the offering to be paid by us. We intend to use all or a portion of the net proceeds from this offering, plus cash on hand, if necessary, to purchase for cash up to the Maximum Tender Amount of our 2012 Notes tendered and accepted by us for purchase, including the payment of accrued and unpaid interest and any applicable early tender premium, as described under “Prospectus Supplement Summary — Recent Developments — Tender Offer.” We intend to use any remaining net proceeds from the sale of the notes for general corporate purposes.

As of June 30, 2009, approximately $633 million aggregate principal amount of the 2012 Notes was outstanding. The 2012 Notes bear interest at the rate of 6.85% per annum and are scheduled to mature on April 1, 2012.

The tender offer is being made on the terms and subject to the conditions set forth in the Offer to Purchase. The tender offer is being made solely pursuant to, and is governed by, the Offer to Purchase. We cannot assure you that the tender offer will be consummated in accordance with its terms, or at all, or that a significant principal amount of the 2012 Notes will be tendered and cancelled pursuant to the tender offer. This offering is not conditioned upon the successful consummation of the tender offer.

DESCRIPTION OF THE NOTES

The notes will be issued under the Indenture dated as of April 2, 2002 (the “Indenture”) between MeadWestvaco and The Bank of New York Mellon, as trustee (the “Trustee”), which is more fully described in the accompanying prospectus. The following description of the particular terms of the notes supplements, and to the extent inconsistent therewith replaces, the section entitled “Description of Debt Securities” included in the accompanying prospectus. You should read the accompanying prospectus and this prospectus supplement together for a more complete description of the Indenture and the notes. This description and the section entitled “Description of Debt Securities” in the accompanying prospectus are summaries and are subject to, and qualified in their entirety by, the provisions of the Indenture. References in this “Description of the Notes” section to “we,” “us”, “our” and “MeadWestvaco,” refer to MeadWestvaco Corporation and not to any of its consolidated subsidiaries.

Whenever in this description of the notes reference is made to a “business day,” such reference refers to each Monday, Tuesday, Wednesday, Thursday and Friday which is not a day on which banking institutions in the City of New York are authorized or obligated by law to close. If any day upon which a payment of principal, premium, if any, or interest on the notes is due is not a business day, such payment will be made on the next succeeding business day, and no interest on that payment will accrue for the period from and after the interest payment date.

Ranking

The notes are unsecured obligations of MeadWestvaco and will rank equally with all other unsecured and unsubordinated indebtedness of MeadWestvaco.

The Indenture does not limit the amount of other debt that may be issued by MeadWestvaco except for certain secured debt as described in the prospectus under “Description of Debt Securities – Restrictive Covenants.”

Principal, Maturity and Interest

The aggregate principal amount of the notes is initially limited to $250,000,000. The notes will mature on September 1, 2019.

The notes bear interest from and including August     , 2009 at the rate set forth on the cover page of this prospectus supplement, payable semiannually on March 1 and September 1 of each year to the registered holders thereof on the preceding February 15 or August 15, as the case may be, commencing on March 1, 2010. Interest will be calculated on the basis of a 360-day year consisting of twelve 30-day months.

The notes will be issued in denominations of $1,000 and integral multiples of $1,000 in excess thereof. The notes will not have the benefit of a sinking fund.

Issuances of Additional Notes

MeadWestvaco may, without the consent of the holders of the notes, issue additional notes having the same ranking and the same interest rate, maturity and other terms as the notes. Any additional notes, together with the notes, will constitute a single series of securities under the Indenture. There is no limitation on the amount of notes or other debt securities that we may issue under the Indenture.

Optional Redemption

Upon not less than 30 nor more than 60 days’ notice, MeadWestvaco may redeem the notes, in whole or in part (in integral multiples of $1,000), at any time at a Redemption Price equal to 100% of the principal amount of the notes plus the Make-Whole Premium, together with accrued and unpaid interest hereon, if any, to the Redemption Date. Notice of redemption will be given as provided in the Indenture.

For purposes of the foregoing discussion the following definitions apply:

“Make-Whole Premium” means, with respect to any notes at any Redemption Date, the excess, if any, of (a) the present value of the sum of the principal amount and premium, if any, that would be payable on such notes on its Stated Maturity and all remaining interest payments (not including any portion of such payments of interest accrued as of the Redemption Date) to and including such Stated Maturity, discounted on a semi-annual bond equivalent basis to the Redemption Date at a per annum interest rate equal to the sum of the Treasury Yield (determined on the business day immediately preceding the Redemption Date), plus             basis points, over (b) the principal amount of the notes being redeemed.

“Treasury Yield” means the yield to maturity at the time of computation of United States Treasury securities with a constant maturity (as compiled by and published in the most recent Federal Reserve Statistical Release H.15 (519) which has become publicly available at least two business days prior to the date fixed for redemption (or, if such Statistical Release is no longer published, any publicly available source of similar data)) most nearly equal to the then remaining average life of the notes, provided that if the average life of the notes is not equal to the constant maturity of a United States Treasury security for which a weekly average yield is given, the Treasury yield shall be obtained by linear interpolation (calculated to the nearest one-twelfth of a year) from the weekly average yields of United States Treasury securities for which such yield is given, except that if the average life of the Securities of this series is less than one year, the weekly average yield on actually traded United States Treasury securities adjusted to a constant maturity of one year shall be used.

Change of Control Offer

If a Change of Control Triggering Event occurs, each holder of the notes will have the right to require us to purchase all or a portion (equal to $1,000 principal amount and any integral multiples of $1,000 in excess thereof) of such holder’s notes pursuant to the offer described below (a “Change of Control Offer”) at a purchase price equal to 101% of the aggregate principal amount of the notes repurchased, plus accrued and unpaid interest, if any, to the date of repurchase (the “Change of Control Payment”), subject to the rights of holders of notes on the relevant record date to receive interest due on the relevant interest payment date.

We will be required to send a notice to each holder of the notes by first class mail, with a copy to the Trustee, within 30 days following the date upon which any Change of Control Triggering Event occurred, or at our option, prior to any Change of Control but after the public announcement of the pending Change of Control. The notice will govern the terms of the Change of Control Offer and will describe, among other things, the transaction that constitutes or may constitute the Change of Control Triggering Event and the purchase date. The purchase date will be at least 30 days but no more than 60 days from the date such notice is mailed, other than as may be required by law (a “Change of Control Payment Date”). If the notice is mailed prior to the date of consummation of the Change of Control, the notice will state that the Change of Control Offer is conditioned on the Change of Control being consummated on or prior to the Change of Control Payment Date.

On the Change of Control Payment Date, we will, to the extent lawful:

•	accept for payment all properly tendered notes or portions of notes not validly withdrawn;

•	deposit with the paying agent the required payment for all properly tendered notes or portions of notes not validly withdrawn; and

•	deliver or cause to be delivered to the trustee the repurchased notes, accompanied by an officers’ certificate stating, among other things, the aggregate principal amount of repurchased notes.

We will not be required to make a Change of Control Offer with respect the notes upon the occurrence of a Change of Control Triggering Event if a third party makes such an offer in the manner, at the times and otherwise in compliance with the requirements for such an offer made by us and the third party purchases all notes properly tendered and not withdrawn under its offer. In addition, we will not repurchase any notes if there has occurred and is continuing on the Change of Control Payment Date an Event of Default under the Indenture.

We will comply with the requirements of Rule 14e-1 under the Exchange Act, and any other securities laws and regulations thereunder, to the extent those laws and regulations are applicable, in connection with the repurchase of notes as a result of a Change of Control Triggering Event. To the extent that the provisions of any such securities laws or regulations conflict with the Change of Control Offer provisions of the notes, we will comply with those securities laws and regulations and will not be deemed to have breached our obligations under the Change of Control Offer provisions of the notes by virtue of any such conflict.

The definition of Change of Control includes a phrase relating to the direct or indirect sale, lease, transfer, conveyance or other disposition of “all or substantially all” of our properties or assets and those of our subsidiaries taken as a whole. Although there is a limited body of case law interpreting the phrase “substantially all,” there is no precise established definition of the phrase under applicable law. Accordingly, the ability of a holder of notes to require us to repurchase the notes of that series as a result of a sale, lease, transfer, conveyance or other disposition of less than all of our assets and the assets of our subsidiaries, taken as a whole, to another person or group may be uncertain.

For purposes of the foregoing discussion, the following definitions apply:

“Change of Control” means the occurrence of any of the following:

•

the direct or indirect sale, lease, transfer, conveyance or other disposition (other than by way of merger or consolidation), in one or more series of related transactions, of all or substantially all of our assets and the assets of our subsidiaries, taken as a whole, to any “person” (as that term is used in Section 13(d)(3) of the Exchange Act), other than us or one of our subsidiaries;

•

the consummation of any transaction (including, without limitation, any merger or consolidation) the result of which is that any “person” (as that term is used in Section 13(d)(3) of the Exchange Act), other than us or one of our subsidiaries, becomes the “beneficial owner” (as defined in Rule 13d-3 under the Exchange Act), directly or indirectly, of more than 50% of our then outstanding Voting Stock or other Voting Stock into which our Voting Stock is reclassified, consolidated, exchanged or changed, measured by voting power rather than number of shares;

•	the first day on which a majority of the members of our board of directors are not Continuing Directors; or

•	the adoption of a plan relating to our liquidation or dissolution.

Notwithstanding the foregoing, a transaction will not be considered to be a Change of Control if (a) we become a direct or indirect wholly owned subsidiary of a holding company and (b)(x) immediately following that transaction, the direct or indirect holders of the Voting Stock of the holding company are substantially the same as the holders of our Voting Stock immediately prior to that transaction or (y) immediately following that transaction, no person is the beneficial owner, directly or indirectly, of more than 50% of the Voting Stock of such holding company.

“Change of Control Triggering Event” means the occurrence of both a Change of Control and a Rating Event that relates to such Change of Control.

“Continuing Directors” means, as of any date of determination, any member of our board of directors who:

•	was a member of such board of directors on the first date that any of the notes were issued; or

•

was nominated for election, elected or appointed to such board of directors with the approval of a majority of the Continuing Directors who were members of such board of directors at the time of such nomination, election or appointment (either by a specific vote or by approval of a proxy statement in which such member was named as a nominee for election as a director).

Under a recent Delaware Chancery Court interpretation of the foregoing definition of “Continuing Directors,” a board of directors may approve, for purposes of such definition, a slate of shareholder-nominated directors without endorsing them or while simultaneously recommending and endorsing its own slate instead. The foregoing interpretation would permit our board to approve a slate of directors that included a majority of dissident directors nominated pursuant to a proxy contest, and the ultimate election of such dissident slate would not constitute a “Change of Control Triggering Event” that would trigger your right to require us to repurchase your notes as described above.

“Rating Agencies” means:

•

each of Moody’s Investors Service, Inc., a subsidiary of Moody’s Corporation, and its successors and Standard & Poor’s Ratings Services, a division of The McGraw-Hill Companies, Inc., and its successors; and

•

if either such Rating Agency ceases to rate the Securities or fails to make a rating of the Securities publicly available for reasons outside of the Company’s control, a substitute Rating Agency chosen by the Company.

“Rating Event” means with respect to a Change of Control, if the notes carry immediately prior to the first public announcement of the occurrence of such Change of Control or of the intention to effect such Change of Control:

•

an investment grade credit rating (BBB-/Baa3, or equivalent, or better) from both Rating Agencies, the rating from both Rating Agencies is within 60 days of the earlier of the occurrence of such Change of Control or the first public announcement of the intention to effect such Change of Control (which period shall be extended so long as the rating of the notes is under publicly announced consideration for possible downgrade by either Rating Agency) either downgraded to a non-investment grade credit rating (BB+/Ba1 or equivalent, or worse) or withdrawn and is not within such period subsequently (in the case of a downgrade) upgraded to an investment grade credit rating or (in the case of a withdrawal) replaced by an investment grade credit rating;

•

a non-investment grade credit rating (BB+/Ba1, or equivalent, or worse) from both Rating Agencies, the rating from both Rating Agencies is within 60 days of the earlier of the occurrence of such Change of Control or the first public announcement of the intention to effect such Change of Control (which period shall be extended so long as the rating of the notes is under publicly announced consideration for possible downgrade by either Rating Agency) either downgraded by one or more notches (for illustration, Ba1 to Ba2 being one notch) or withdrawn and is not within such period subsequently upgraded to its earlier credit rating or better by both Rating Agencies; or

•

both (i) an investment grade credit rating (BBB-/Baa3, or equivalent, or better) from one Rating Agency, the rating is within 60 days of the earlier of the occurrence of such Change of Control or the first public announcement of the intention to effect such Change of Control (which period shall be extended so long as the rating of the notes is under publicly announced consideration for possible downgrade by either Rating Agency) either downgraded to a non-investment grade credit rating (BB+/Ba1, or equivalent, or worse) or withdrawn and is not within such period subsequently (in the case of a downgrade) upgraded to an investment grade credit rating by such Rating Agency or (in the case of a withdrawal) replaced by an investment grade credit rating from such Rating Agency and (ii) a non-investment grade credit rating (BB+/Ba1, or equivalent, or worse) from the other Rating Agency, the rating is within 60 days of the earlier of the occurrence of such Change of Control or the first public announcement of the intention to effect such Change of Control (which period shall be extended so long as the rating of the notes is under publicly announced consideration for possible downgrade by either Rating Agency) either downgraded by one or more notches (for illustration, Ba1 to Ba2 being one notch) or withdrawn and is not within such period subsequently upgraded to its earlier credit rating or better by such Rating Agency;

provided that in making the relevant decision(s) referred to above to downgrade or withdraw such ratings, as applicable, the relevant Rating Agency announces publicly or confirms in writing to MeadWestvaco that such decision(s) resulted, in whole or in part, from the occurrence of such Change of Control or the first public announcement of the intention to effect such Change of Control.

“Voting Stock” means, with respect to any specified person as of any date, the capital stock of such person of every class (whether now or hereafter authorized, regardless of whether such capital stock shall be limited to a fixed sum or percentage with respect to the rights of the holders thereof to participate in dividends and in the distribution of assets upon the voluntary or involuntary liquidation, dissolution or winding up of such corporation) that is at the time entitled to vote generally in the election of the board of directors of such person.

Book-Entry System

We will initially issue the notes in book-entry form represented by one or more global notes. The Depository Trust Company (“DTC”), New York, New York, will act as securities depository for the global notes. The notes will be issued in global form as fully-registered securities registered in the name of Cede & Co. (DTC’s partnership nominee). One or more fully registered global note certificates will be issued for the notes and will be deposited with, or on behalf of, DTC.

DTC is a limited-purpose trust company organized under the New York Banking Law, a “banking organization” within the meaning of the New York Banking Law, a member of the Federal Reserve System, a “clearing corporation” within the meaning of the New York Uniform Commercial Code, and a “clearing agency” registered pursuant to the provisions of Section 17A of the Securities Exchange Act of 1934. DTC holds securities that its participants (“Participants”) deposit with DTC. DTC also facilitates the settlement among Participants of securities transactions, such as transfers and pledges, in deposited securities through electronic computerized book-entry changes in Participants’ accounts, thereby eliminating the need for physical movement of securities certificates. Direct Participants include securities brokers and dealers, banks, trust companies, clearing corporations, and certain other organizations. Access to the DTC system is also available to others such as securities brokers and dealers, banks, and trust companies that clear through or maintain a custodial relationship with a Direct Participant, either directly or indirectly (“Indirect Participants”). The rules applicable to DTC and its Participants are on file with the Securities and Exchange Commission.

Purchases of notes under the DTC system must be made by or through Direct Participants, which will receive a credit for the notes on DTC’s records. The ownership interest of each actual purchaser of the notes (“Beneficial Owner”) is in turn to be recorded on the Direct Participants and Indirect Participants’ records. Beneficial Owners will not receive written confirmation from DTC of their purchase, but Beneficial Owners are expected to receive written confirmations providing details of the transaction, as well as periodic statements of their holdings, from the Direct or Indirect Participant through which the Beneficial Owner entered into the transaction. Transfers of ownership interests in the notes are to be accomplished by entries made on the books of Participants acting on behalf of Beneficial Owners. Beneficial Owners will not receive certificates representing their ownership interests in the notes, except in the event that use of the book-entry system for the notes is discontinued.

To facilitate subsequent transfers, all notes deposited by Participants with DTC are registered in the name of DTC’s partnership nominee, Cede & Co. The deposit of notes with DTC and their registration in the name of Cede & Co. effect no change in beneficial ownership. DTC has no knowledge of the actual Beneficial Owners of the notes; DTC’s records reflect only the identity of the Direct Participants to whose accounts such notes are credited, which may or may not be the Beneficial Owners. The Participants will remain responsible for keeping account of their holdings on behalf of their customers.

Conveyance of notices and other communications by DTC to Direct Participants, by Direct Participants to Indirect Participants, and by Direct Participants and Indirect participants to Beneficial Owners will be governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time.

Neither DTC nor Cede & Co. will consent or vote with respect to the notes. Under its usual procedures, DTC would mail an Omnibus Proxy to MeadWestvaco as soon as possible after the record date. The Omnibus Proxy would assign Cede & Co.’s consenting or voting rights to those Direct Participants to whose accounts the notes are credited on the record date (identified in a listing attached to the Omnibus Proxy).

Principal and interest payments on the notes will be made to DTC. DTC’s practice is to credit Direct Participants’ accounts on the payable date in accordance with their respective holdings shown on DTC’s records unless DTC has reason to believe that it will not receive payment on the payable date. Payments by Participants to Beneficial Owners will be governed by standing instructions and customary practices, as is the case with securities held for the accounts of customers in bearer form or registered in “street name”, and will be the responsibility of such Participant and not of DTC, MeadWestvaco or the Trustee, subject to any statutory or regulatory requirements as may be in effect from time to time. Payment of principal and interest to DTC is the responsibility of MeadWestvaco or the Trustee, disbursement of such payments to Direct Participants is the responsibility of DTC, and disbursement of such payments to the Beneficial Owners is the responsibility of Direct Participants and Indirect Participants.

DTC may discontinue providing its services as securities depository with respect to the notes at any time by giving reasonable notice to MeadWestvaco or the Trustee. Under such circumstances, in the event that a successor securities depository is not obtained, definitive certificates are required to be printed and delivered.

MeadWestvaco may decide to discontinue use of the system of book-entry transfers through DTC (or a successor securities depository). In that event, definitive certificates will be printed and delivered.

The information in this section concerning DTC and DTC’s book-entry system has been obtained from sources that MeadWestvaco believes to be reliable, but MeadWestvaco takes no responsibility for the accuracy thereof.

Concerning the Trustee

MeadWestvaco maintains banking relationships with the Trustee in the ordinary course of its business. Borrowings totaling $750 million are available to MeadWestvaco under its Credit Facilities with a group of banks that includes the Trustee and certain of its affiliates. There are no borrowings currently outstanding under the Credit Facilities.

UNDERWRITING

Banc of America Securities LLC, Barclays Capital Inc., Citigroup Global Markets Inc. and UBS Securities LLC are acting as representatives of each of the underwriters named below. Subject to the terms and conditions set forth in the underwriting agreement among us and the underwriters, we have agreed to sell to the underwriters, and each of the underwriters has agreed, severally and not jointly, to purchase from us, the principal amount of notes set forth opposite its name below.

Underwriter	Principal Amount of Notes
Banc of America Securities LLC	$
Barclays Capital Inc.
Citigroup Global Markets Inc.
UBS Securities LLC

Total		$250,000,000

Subject to the terms and conditions set forth in the underwriting agreement, the underwriters have agreed, severally and not jointly, to purchase all of the notes sold under the underwriting agreement if any of these notes are purchased. If an underwriter defaults, the underwriting agreement provides that the purchase commitments of the non-defaulting underwriters may be increased or the underwriting agreement may be terminated.

We have agreed to indemnify the underwriters and their controlling persons against certain liabilities in connection with this offering, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make in respect of those liabilities.

The underwriters are offering the notes, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel, including the validity of the notes, and other conditions contained in the underwriting agreement, such as the receipt by the underwriters of officers’ certificates and legal opinions. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

Commissions and Discounts

The representatives have advised us that the underwriters propose initially to offer the notes to the public at the public offering price set forth on the cover page of this prospectus supplement and may offer notes to certain dealers at such price less a concession not in excess of             % of the principal amount of the notes. After the initial offering, the public offering price, concession or any other term of the offering may be changed.

The expenses of the offering, not including the underwriting discount, are estimated at $            and are payable by us.

New Issue of Notes

The notes are a new issue of securities with no established trading market. We do not intend to apply for listing of the notes on any national securities exchange or for inclusion of the notes on any automated dealer quotation system. We have been advised by the underwriters that they presently intend to make a market in the notes after completion of the offering. However, they are under no obligation to do so and may discontinue any market-making activities at any time without any notice. We cannot assure the liquidity of the trading market for the notes or that an active public market for the notes will develop. If an active public trading market for the notes does not develop, the market price and liquidity of the notes may be adversely affected. If the notes are traded, they may trade at a discount from their initial offering price, depending on prevailing interest rates, the market for similar securities, our operating performance and financial condition, general economic conditions and other factors.

No Sales of Similar Securities

We have agreed that, during the period commencing on the date hereof and ending on the closing date, we will not without the representatives’ prior consent, offer or sell, or enter into any agreement to sell, any debt securities of ours with a maturity of more than one year, including additional notes.

Short Positions

In connection with the offering, the underwriters may purchase and sell the notes in the open market. These transactions may include short sales and purchases on the open market to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater principal amount of notes than they are required to purchase in the offering. The underwriters must close out any short position by purchasing notes in the open market. A short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the notes in the open market after pricing that could adversely affect investors who purchase in the offering.

Similar to other purchase transactions, the underwriters’ purchases to cover the syndicate short sales may have the effect of raising or maintaining the market price of the notes or preventing or retarding a decline in the market price of the notes. As a result, the price of the notes may be higher than the price that might otherwise exist in the open market.

Neither we nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the notes. In addition, neither we nor any of the underwriters make any representation that the representatives will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

Other Relationships

Some of the underwriters and their affiliates have engaged in, and may in the future engage in, investment banking and other commercial dealings in the ordinary course of business with us or our affiliates. They have received, or may in the future receive, customary fees and commissions for these transactions. Citigroup Global Markets Inc. and UBS Securities LLC are acting as dealer managers in connection with the tender offer for the 2012 Notes. See “Prospectus Supplement Summary – Recent Developments.” Additionally, affiliates of Banc of America Securities LLC, Barclays Capital Inc., Citigroup Global Markets Inc. and UBS Securities LLC are lenders under our revolving credit facility.

LEGAL MATTERS

The validity of the notes will be passed upon for MeadWestvaco by Wachtell, Lipton, Rosen & Katz, New York, New York and for the underwriters by Davis Polk & Wardwell LLP, New York, New York.

PROSPECTUS

MeadWestvaco Corporation

Debt Securities

By this prospectus, MeadWestvaco Corporation, which we refer to as MeadWestvaco, may from time to time offer and sell debt securities. Market conditions at the time the debt securities are sold will determine the prices and terms of such debt securities.

Each issue of debt securities of MeadWestvaco Corporation under this prospectus may have a different aggregate principal amount, maturity date, public offering price, interest rate or rates, timing of interest payments, provisions for redemption, sinking fund requirements, and other variable terms. The specific terms of each offering of debt securities under this prospectus will be included in an accompanying prospectus supplement. You should carefully read this prospectus and any accompanying prospectus supplement, together with the documents we incorporate by reference, before you invest in our debt securities.

This prospectus may not be used to consummate sales of offered securities unless accompanied by a prospectus supplement.

Neither the Securities and Exchange Commission, which we refer to as the SEC, nor any state securities commission has approved or disapproved the securities we may be offering or determined that this prospectus is accurate or complete. Any representation to the contrary is a criminal offense.

We may offer and sell the debt securities to or through one or more underwriters, dealers and agents, or directly to purchasers, on an immediate, continuous or delayed basis.

The date of this prospectus is August 17, 2009.

DOCUMENTS INCORPORATED BY REFERENCE

This prospectus incorporates documents by reference that are not presented in or delivered with this prospectus. All documents filed by MeadWestvaco pursuant to Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended, which we refer to as the Exchange Act, after the date of this prospectus and prior to the termination of the offering of the securities are incorporated by reference into and are deemed to be a part of this prospectus from the date of filing of those documents.

You should rely only on the information contained or incorporated by reference in this prospectus or any prospectus supplement. We have not authorized any other person to provide you with different information.

The following documents that have been filed by MeadWestvaco (file number 001-31215) with the SEC are incorporated by reference into this prospectus:

•	Annual Report on Form 10-K for the year ended December 31, 2008.

•	Quarterly Report on Form 10-Q for the quarter ended March 31, 2009.

•	Quarterly Report on Form 10-Q for the quarter ended June 30, 2009.

•	Current Report on Form 8-K filed on April 30, 2009.

Any statement contained in a document incorporated or deemed to be incorporated by reference into this prospectus will be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained in this prospectus or any other subsequently filed document that is deemed to be incorporated by reference into this prospectus modifies or supersedes the statement. Any statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

You may request a copy of these filings at no cost, by writing or telephoning us as follows:

MeadWestvaco Corporation, 299 Park Avenue, New York, New York 10171 (212) 688-5000, Attn: Corporate Secretary.

We are not making an offer of these securities in any jurisdiction where the offer is not permitted. You should assume that the information appearing in this prospectus or any prospectus supplement, as well as information we previously filed with the SEC and incorporated by reference, is accurate as of the date on the front of those documents only.

WHERE YOU CAN FIND MORE INFORMATION

MeadWestvaco files annual, quarterly and current reports, proxy statements and other information with the SEC. Such filings are available at the SEC’s web site www.sec.gov. You may also read and copy any such document at the SEC’s public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms.

This prospectus is a part of a registration statement on Form S-3 and exhibits filed with the SEC. This prospectus does not contain all of the information in the registration statement. Please refer to the registration statement and its exhibits for further information regarding MeadWestvaco and the offered securities.

THE COMPANY

MeadWestvaco is a global packaging company that provides packaging solutions to many of the world’s brands in the healthcare, personal and beauty care, food, beverage, tobacco, media and entertainment and home and garden industries. MeadWestvaco’s other business operations serve the consumer and office products, specialty chemicals, forestry and real estate markets. MeadWestvaco is a Delaware corporation that was formed in 2001 following the merger of Westvaco Corporation and The Mead Corporation.

The Company’s principal executive office is located at 11013 West Broad Street, Glen Allen, Virginia 23060 and its telephone number is (804) 327-5200.

Unless otherwise indicated or the context otherwise requires, the terms “MeadWestvaco” or “the company” refer to MeadWestvaco Corporation and its consolidated subsidiaries.

USE OF PROCEEDS

Except as otherwise set forth in the accompanying prospectus supplement relating to an offering of debt securities pursuant to this prospectus, the net proceeds from the sale of the debt securities being offered will be added to MeadWestvaco’s general corporate funds and will be available principally for the purpose of refinancing existing long-term debt and for other general corporate purposes, including working capital.

RATIO OF EARNINGS TO FIXED CHARGES

Our ratio of earnings to fixed charges for each of the years in the five-year period ended December 31, 2008 and the six months ended June 30, 2009 are as follows:

Six Months Ended June 30, 2009	Year Ended December 31,
	2008	2007	2006	2005	2004
1.6	1.3	2.5	1.3	1.5	2.0

For purposes of computing this ratio, “earnings” consist of pre-tax income from continuing operations adjusted for minority interests in consolidated subsidiaries and income or loss from equity investees plus “fixed charges” less capitalized interest and minority interests. “Fixed charges” consist of interest expensed or capitalized on all indebtedness, including amortization of discounts and capitalized expenses related to indebtedness and the implied interest component of the Company’s rent expense on operating leases.

There was no preferred stock outstanding for any of the periods shown above. Accordingly, the ratio of earnings to combined fixed charges and preferred stock dividends was identical to the ratio of earnings to fixed charges.

DESCRIPTION OF DEBT SECURITIES

References in this “Description of Debt Securities” section to “MeadWestvaco”, “we” or “our” refer to MeadWestvaco Corporation and not to any of its consolidated subsidiaries.

The debt securities are to be issued under the Indenture dated April 2, 2002, which we refer to as the Indenture, between MeadWestvaco, as issuer, and The Bank of New York Mellon, as trustee, a copy of which is incorporated by reference in the registration statement. The following summaries of certain provisions of the Indenture do not purport to be complete and are subject to, and are qualified in their entirety by reference to, all provisions of the Indenture, including the definitions therein of certain terms. Wherever particular sections or defined terms of the Indenture are referred to, it is intended that such Sections or defined terms shall be incorporated herein by reference. The following sets forth certain general terms and provisions of the debt securities to which any prospectus supplement may relate. The particular terms of the debt securities offered by any prospectus supplement, which we refer to as the Offered Securities, and the extent, if any, to which such general provisions may apply to the debt securities so offered, will be described in the prospectus supplement relating to such Offered Securities.

General

The Indenture does not limit the aggregate principal amount of Securities that may be issued thereunder and provides that debt securities may be issued from time to time in one or more series. The Securities will be unsecured obligations of MeadWestvaco.

Reference is made to the prospectus supplement relating to the particular series of Securities offered thereby for the following terms of the Offered Securities:

•	the title of the Offered Securities;

•	any limit on the aggregate principal amount of the Offered Securities;

•	the price or prices (expressed as a percentage of the aggregate principal amount thereof) at which the Offered Securities will be issued;

•	the date or dates on which the Offered Securities will mature;

•	the rate or rates (which may be fixed or variable) per annum at which the Offered Securities will bear interest, if any;

•

the date from which such interest, if any, on the Offered Securities will accrue, the dates on which such interest, if any, will be payable, the date on which payment of such interest, if any, will commence and the Regular Record Dates for such Interest Payment Dates, if any;

•	the ranking of the Offered Securities relative to any and all other securities of MeadWestvaco theretofore issued;

•

the dates, if any, on which and the price or prices at which the Offered Securities will, pursuant to any mandatory sinking fund provisions, or may, pursuant to any optional sinking fund or to any purchase fund provisions, be redeemed or purchased by MeadWestvaco, and the other detailed terms and provisions of such sinking and/or purchase funds;

•

the date, if any, after which and the price or prices at which the Offered Securities may, pursuant to any optional redemption provisions, be redeemed at the option of MeadWestvaco or of the Holder thereof and the other detailed terms and provisions of such optional redemption; and

•	any other terms of the series (which will not be inconsistent with the provisions of the Indenture).

Unless otherwise indicated in the related prospectus supplement, principal of and premium, if any, and interest, if any, on the Securities will be payable, and the transfer of the Securities will be registrable, at the office of the Trustee in the Borough of Manhattan, The City of New York, except that, at the option of MeadWestvaco, interest may be paid by mailing a check to the address of the person entitled thereto as it appears on the Security Register. (Sections 301, 305, 1002)

Unless otherwise indicated in the related prospectus supplement, the Securities will be issued only in fully registered form without coupons and in denominations of $1,000 or any integral multiple thereof. No service charge will be made for any transfer or exchange of the Securities, but MeadWestvaco may require payment of a sum sufficient to cover any tax or other governmental charge payable in connection therewith. (Sections 302, 305)

Securities may be issued as Original Issue Discount Securities to be sold at a substantial discount below their principal amount. Special federal income tax and other considerations applicable thereto will be described in the prospectus supplement relating thereto.

The Indenture does not contain any covenants or other provisions which would afford Holders of Securities protection in the event of a highly leveraged transaction involving MeadWestvaco.

Restrictive Covenants

Certain capitalized terms used in this “Restrictive Covenants” section have the meanings provided in the last paragraph hereof.

Limitations on Liens. The Indenture provides that so long as any of the Securities are outstanding MeadWestvaco will not, and will not permit any Domestic Subsidiary to, issue, assume or guarantee any debt for money borrowed, which we refer to as Debt, if such Debt is secured by any mortgage, security interest, pledge or other lien, which we refer to as a mortgage, upon any Principal Property of MeadWestvaco or any Domestic Subsidiary or indebtedness of any Domestic Subsidiary, whether owned at the date of the Indenture or thereafter acquired, without effectively securing the Securities equally and ratably with such Debt. The foregoing restriction does not apply to:

(1) mortgages on any property acquired, constructed or improved after the date of the Indenture which are created or assumed within 24 months after such acquisition, construction or improvement (or within six months thereafter pursuant to a firm commitment for financing arrangements entered into within such 24 month period) to secure or provide for the payment of the purchase price or cost thereof incurred after the date of the Indenture, or existing mortgages on property acquired, provided such mortgages shall not apply to any property theretofore owned by MeadWestvaco or a Domestic Subsidiary other than theretofore unimproved real property;

(2) mortgages existing on any property acquired from a corporation merged with or into MeadWestvaco or a Domestic Subsidiary;

(3) mortgages on property of any corporation existing at the time it becomes a Domestic Subsidiary;

(4) mortgages securing Debt owed by a Domestic Subsidiary to MeadWestvaco or to another Domestic Subsidiary;

(5) mortgages in favor of governmental bodies to secure advance or other payments pursuant to any contract or statute or to secure indebtedness incurred to finance the purchase price or cost of constructing or improving the property subject to such mortgages;

(6) mortgages on timberlands in connection with an arrangement under which MeadWestvaco or a Domestic Subsidiary is obligated to cut or pay for timber in order to provide the secured party with a specified amount of money, however determined; or

(7) mortgages securing tax exempt debt of MeadWestvaco or a Domestic Subsidiary;

(8) mortgages for extending, renewing or replacing Debt secured by any mortgage referred to in the foregoing clauses (1) to (7) inclusive or in this clause or any mortgage existing on the date of the Indenture, provided, however, that the principal amount of Debt secured thereby shall not exceed the principal amount of Debt so secured at the time of such extension, renewal or replacement, and that such extension, renewal or replacement shall be limited to all or a part of the property which secured the mortgage so extended, renewed or replaced (plus improvements on such property).

Such restriction does not apply to the issuance, assumption or guarantee by MeadWestvaco or any Domestic Subsidiary of Debt secured by a mortgage which would otherwise be subject to the foregoing restriction up to an aggregate amount which, together with all other secured Debt (not including secured Debt permitted under the foregoing exceptions) and the Value (as defined) of Sale and Lease-back Transactions existing at such time (other than Sale and Lease-back Transactions the proceeds of which have been applied to the retirement of Securities or of Funded Debt or to the purchase of other Principal Property, and other than Sale and Lease-back Transactions in which the property involved would have been permitted to be mortgaged under clause (1) above), does not exceed 15% of Consolidated Net Tangible Assets. (Section 1005)

Limitation on Sale and Lease-back Transactions. Sale and Lease-back Transactions by MeadWestvaco or any Domestic Subsidiary of any Principal Property are prohibited unless the net proceeds of such sale are at least equal to the fair value of such Principal Property and:

•

MeadWestvaco or such Domestic Subsidiary would be entitled to incur Debt secured by a mortgage on the property to be leased without securing the Securities pursuant to (a) clause (1) under “Limitations on Liens” or (b) the last paragraph under “Limitations on Liens” or

•

MeadWestvaco applies an amount equal to the fair value of such Principal Property (a) to the retirement of (i) Funded Debt of MeadWestvaco or Funded Debt guaranteed by MeadWestvaco which Funded Debt or guarantee ranks senior to or pari passu with the Securities or (ii) Funded Debt incurred by a Domestic Subsidiary or (b) to the purchase of Principal Property (other than that involved in such Sale and Lease-back Transaction). (Section 1006)

For the purposes of the covenants described above:

“Consolidated Net Tangible Assets” means the total of all the assets appearing on the consolidated balance sheet of MeadWestvaco and its Subsidiaries less the following: (1) current liabilities, including liabilities for indebtedness maturing more than 12 months from the date of the original creation thereof but maturing within 12 months from the date of determination; (2) reserves for depreciation and other asset valuation reserves; (3) intangible assets such as goodwill, trademarks, trade names, patents, and unamortized debt discount and expense carried as an asset on said balance sheet; and (4) appropriate adjustments on account of minority interests of other persons holding stock in any Subsidiary of MeadWestvaco. Consolidated Net Tangible Assets shall be determined in accordance with generally accepted accounting principles and practices applicable to the type of business in which MeadWestvaco and its Subsidiaries are engaged and which are approved by the independent accountants regularly retained by MeadWestvaco, and may be determined as of a date not more than sixty days prior to the happening of the event for which such determination is being made.

“Domestic Subsidiary” means any Subsidiary which owns a Principal Property.

“Funded Debt” means any Debt which by its terms matures at or is extendable or renewable at the sole option of the obligor without requiring the consent of the obligee to a date more than twelve months after the date of the creation of such Debt.

“Principal Property” means any mill, converting plant, manufacturing plant, manufacturing facility, including, in each case, the equipment therein, or timberlands, located within the continental United States of America (other than any of the foregoing acquired principally for the control or abatement of atmospheric pollutants or contaminants or water, noise, odor or other pollution, or any facility financed from the proceeds of pollution control or revenue bonds), whether owned at the date of the Indenture or thereafter acquired, having a gross book value (without deductions of any applicable depreciation reserves) on the date as of which the determination is being made of more than 5% of Consolidated Net Tangible Assets, but shall not include any minerals or mineral rights, or any timberlands designated by the Board of Directors of MeadWestvaco or of a Domestic Subsidiary, as the case may be, as being held primarily for development and/or sale.

“Sale and Lease-back Transaction” means any arrangement with any person providing for the leasing to MeadWestvaco or any Domestic Subsidiary of any Principal Property (except for temporary leases for a term, including any renewal thereof, of not more than three years and except for leases between MeadWestvaco and a Domestic Subsidiary or between Domestic Subsidiaries), which Principal Property has been or is to be sold or transferred by MeadWestvaco or such Domestic Subsidiary to such person.

“Subsidiary” means a corporation more than 50% of the voting stock of which is owned or controlled by MeadWestvaco or one or more Subsidiaries or by MeadWestvaco and one or more Subsidiaries.

“Value” means with respect to a Sale and Lease-back Transaction, as of any particular time, the amount equal to the greater of (1) the net proceeds from the sale or transfer of the property leased pursuant to such Sale and Lease-back Transaction or (2) the fair value in the opinion of the Board of Directors of MeadWestvaco of such property at the time of entering into such Sale and Lease-back Transaction, in either case divided first by the number of full years of the terms of the lease and then multiplied by the number of full years of such term remaining at the time of determination, without regard to any renewal or extension options contained in the lease.

Events of Default

The following are Events of Default under the Indenture with respect to Securities of any series:

•	failure to pay principal of or any premium on any Security of that series when due;

•	failure to pay any interest on any Security of that series when due, continued for 30 days;

•	failure to deposit any sinking fund payment, when due, in respect of any Security of that series;

•

failure to perform any other covenant of MeadWestvaco in the Indenture (other than a covenant included in the Indenture solely for the benefit of a series of Securities other than that series), continued for 60 days after written notice as provided in the Indenture;

•	certain events in bankruptcy, insolvency or reorganization with respect to MeadWestvaco and

•	any other Event of Default provided with respect to Securities of that series. (Section 501)

If an Event of Default with respect to Securities of any series at the time Outstanding occurs and is continuing, either the Trustee or the Holders of at least 25% in aggregate principal amount of the Outstanding Securities of that series may declare the principal amount (or, if the Securities of that series are Original Issue Discount Securities, such portion of the principal amount as may be specified in the terms of that series) of all the Securities of that series to be due and payable immediately. At any time after a declaration of acceleration with respect to Securities of any series has been made, but before a judgment or decree based on acceleration has been obtained, the Holders of a majority in aggregate principal amount of Outstanding Securities of that series may, under certain circumstances, rescind and annul such acceleration. (Section 502)

The Indenture provides that, subject to the duty of the Trustee during default to act with the required standard of care, the Trustee will be under no obligation to exercise any of its rights or powers under the Indenture at the request or direction of any of the Holders, unless such Holders shall have offered to the Trustee reasonable indemnity. (Section 603) Subject to such provisions for the indemnification of the Trustee, the Holders of a majority in aggregate principal amount of the Outstanding Securities of any series will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee, or exercising any trust or power conferred on the Trustee, with respect to the Securities of that series. (Section 512)

No Holder of any Security of any series will have any right to institute any proceeding with respect to the Indenture or for any remedy thereunder, unless such Holder shall have previously given to the Trustee written notice of a continuing Event of Default with respect to Securities of that series and also unless the Holders of not less than 25% in aggregate principal amount of the Outstanding Securities of that series shall have made written request, and offered reasonable indemnity, to the Trustee to institute such proceeding as trustee, and the Trustee shall not have received from the Holders of a majority in principal amount of the Outstanding Securities of that series a direction inconsistent with such request and shall have failed to institute such proceeding within 60 days. (Section 507) However, the Holder of any Security will have an absolute right to receive payment of the principal of (and premium, if any) and interest on such Security on or after the due dates expressed in such Security and to institute suit for the enforcement of any such payment. (Section 508)

MeadWestvaco is required to furnish to the Trustee annually a statement as to performance by MeadWestvaco of certain of its obligations under the Indenture and as to any default in such performance.

Modification and Waiver

Modifications and amendments of the Indenture may be made by MeadWestvaco and the Trustee with the consent of the Holders of a majority in aggregate principal amount of all Outstanding Securities, taken together as a single class, affected by such modification or amendment. However, no such modification or amendment may, without the consent of the Holder of each Outstanding Security affected thereby:

•	change the stated maturity date of the principal of, or any installment of principal or interest on, any Security;

•	reduce the principal amount of, or any premium or interest on, any Security;

•	reduce the amount of principal of an Original Issue Discount Security payable upon acceleration of the maturity thereof;

•	change the place or currency of payment of principal of, or any premium or interest on, any Security;

•	impair the right to institute suit for the enforcement of any payment on or with respect to any Security; or

•

reduce the percentage in principal amount of Outstanding Securities the consent of whose Holders is required for modification or amendment of the Indenture or for waiver of compliance with certain provisions of the Indenture or for waiver of certain defaults. (Section 902)

The Holders of a majority in aggregate principal amount of the Outstanding Securities, taken together as a single class, may, on behalf of all Holders of Securities, waive compliance by MeadWestvaco with certain restrictive provisions of the Indenture. (Section 1008) The Holders of a majority in aggregate principal amount of the Outstanding Securities of any series may, on behalf of all Holders of Securities of that series, waive any past default under the Indenture with respect to all Outstanding Securities of that series, except a default in the payment of principal or any premium or interest or in respect of a provision which under the Indenture cannot be modified or amended without the consent of the Holder of each Outstanding Security of that series affected. (Section 513)

Consolidation, Merger and Sale of Assets

MeadWestvaco may consolidate or merge with or into, or transfer its assets substantially as an entirety to, any corporation organized under the laws of any domestic jurisdiction, provided that the successor corporation assumes MeadWestvaco’s obligations on the Securities and under the Indenture, that after giving effect to the transaction no Event of Default, and no event which, after notice or lapse of time, would become an Event of Default, shall have occurred and be continuing, and that certain other conditions are met. (Section 801)

Legal Defeasance and Covenant Defeasance

We may, at our option and at any time, elect to have all of our obligations discharged with respect to the Outstanding Securities of any series, which we refer to as Legal Defeasance, except for:

(1) the rights of Holders of Outstanding Securities to receive payments in respect of the principal of, or interest or premium, if any, on such Securities when such payments are due from the trust referred to below;

(2) our obligations with respect to the Securities concerning issuing temporary Securities, registration of Securities, mutilated, destroyed, lost or stolen Securities and the maintenance of an office or agency for payment and money for security payments held in trust;

(3) the rights, powers, trusts, duties and immunities of the trustee, and our obligations in connection therewith; and

(4) the Legal Defeasance provisions of the indenture.

In addition, we may, at our option and at any time, elect to have our and our Subsidiaries’ obligations released with respect to certain covenants that are described in the indenture, which we refer to as Covenant Defeasance, and thereafter any omission to comply with those covenants will not constitute a Default or Event of Default with respect to the Securities of the applicable series. In the event Covenant Defeasance occurs, certain events (not including non-payment, bankruptcy, receivership, rehabilitation and insolvency events) described under “—Events of Default” will no longer constitute an Event of Default with respect to the Securities of the applicable series.

In order to exercise either Legal Defeasance or Covenant Defeasance:

(1) we must irrevocably deposit with the trustee, in trust, for the benefit of the Holders of the Securities of the applicable series, cash in U.S. dollars, non-callable Government Securities, or a combination of cash in U.S. dollars and non-callable Government Securities, in amounts as will be sufficient, in the opinion of a nationally recognized firm of independent public accountants, to pay the principal of, or interest and premium, if any, on the outstanding Securities of the applicable series on the stated maturity or on the applicable redemption date, as the case may be, and we must specify whether the Securities of the applicable series are being defeased to maturity or to a particular redemption date;

(2) in the case of Legal Defeasance, we have delivered to the trustee an opinion of counsel (with customary assumptions and exceptions) reasonably acceptable to the trustee confirming that (a) we have received from, or there has been published by, the Internal Revenue Service a ruling or (b) since the date of the Indenture, there has been a change in the applicable federal income tax law, in either case to the effect that, and based thereon such opinion of counsel will confirm that, the Holders of the outstanding Securities of the applicable series will not recognize income, gain or loss for federal income tax purposes as a result of such Legal Defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Legal Defeasance had not occurred; provided that this clause (2) shall not apply in the case of any Legal Defeasance occurring within one year of the Stated Maturity of the Securities of the applicable series or after such time as all outstanding Securities of the applicable series have been called for redemption.

(3) in the case of Covenant Defeasance, we have delivered to the trustee an opinion of counsel (with customary assumptions and exceptions) reasonably acceptable to the trustee confirming that the Holders of the outstanding Securities of the applicable series will not recognize income, gain or loss for federal income tax purposes as a result of such Covenant Defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Covenant Defeasance had not occurred; provided that this clause (3) shall not apply in the case of any Covenant Defeasance occurring within one year of the Stated Maturity of the Securities of the applicable series or after such times as all outstanding Securities of the applicable series have been called for redemption.

(4) no Default or Event of Default has occurred and is continuing on the date of such deposit (other than a Default or Event of Default with respect to the applicable series of Securities only resulting from the procurement of funds to be applied to such deposit) and any related incurrence of a mortgage or mortgages;

(5) such Legal Defeasance or Covenant Defeasance will not result in a breach or violation of, or constitute a default under any material agreement or instrument to which we or any of our Subsidiaries is a party or by which we or any of our Subsidiaries is bound;

(6) we must deliver to the trustee an officers’ certificate stating that the deposit was not made by us with the intent of preferring the Holders of Securities of the applicable series over the other of our creditors with the intent of defeating, hindering, delaying or defrauding our creditors or others; and

(7) we must deliver to the trustee an officers’ certificate and an opinion of counsel, each stating that all conditions precedent relating to the Legal Defeasance or the Covenant Defeasance have been complied with.

Concerning the Trustee

MeadWestvaco maintains banking relationships with the Trustee in the ordinary course of its business. Borrowings totaling $750,000,000 are currently available to MeadWestvaco under its Credit Agreement with a group of banks that includes the Trustee and certain of its affiliates.

PLAN OF DISTRIBUTION

MeadWestvaco may sell the debt securities to or through underwriters, and also may sell the debt securities directly to other purchasers or through agents.

The distribution of the debt securities may be effected from time to time in one or more transactions at a fixed price or prices (which may be changed from time to time), at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices. Each prospectus supplement will describe the method of distribution of the debt securities offered thereby.

In connection with the sale of the debt securities, underwriters may receive compensation from MeadWestvaco or from purchasers of the debt securities for whom they may act as agents, in the form of discounts, concessions or commissions. The underwriters, dealers and agents that participate in the distribution of the debt securities may be deemed to be underwriters under the Securities Act of 1933, as amended, and any discounts or commissions received by them and any profit on the resale of the debt securities by them may be deemed to be underwriting discounts and commissions under such Act. Any such underwriter will be identified and any such compensation will be described in the prospectus supplement.

If so indicated in the prospectus supplement, MeadWestvaco will authorize the underwriters to solicit offers by certain institutions to purchase the debt securities from MeadWestvaco at the public offering price set forth in the prospectus supplement pursuant to Delayed Delivery Contracts providing for payment and delivery on the date stated in the prospectus supplement. Each such contract will be for an amount not less than, and unless MeadWestvaco otherwise agrees, the aggregate principal amount of the debt securities sold pursuant to such contracts shall not be more than, the respective amounts stated in the prospectus supplement. Institutions with whom such contracts, when authorized, may be made include commercial and savings banks, insurance companies, pension funds, investment companies, educational and charitable institutions, and other institutions, but shall in all cases be subject to the approval of MeadWestvaco. Delayed Delivery Contracts will not be subject to any conditions except that the purchase by an institution of the debt securities covered thereby shall not at the time of delivery be prohibited under the laws of any jurisdiction in the United States to which such institution is subject.

The Underwriting Agreement to be entered into with respect to any debt securities sold through underwriters will provide that the obligations of the underwriter or underwriters will be subject to certain conditions precedent and that the underwriters will be obligated to purchase all of the debt securities covered by the applicable prospectus supplement if any are purchased. MeadWestvaco will also agree to indemnify the several underwriters against certain civil liabilities, including liabilities under the Securities Act of 1933, as amended.

In connection with any offering, the underwriters may over-allot or effect transactions which stabilize or maintain the market price of the securities at a level above that which might otherwise prevail in the open market. Such stabilizing if commenced, may be discontinued at any time.

LEGAL MATTERS

Unless we state otherwise in the applicable prospectus supplement, the legality of the debt securities offered hereby will be passed upon for MeadWestvaco by Wachtell, Lipton, Rosen & Katz, New York, New York.

EXPERTS

The consolidated financial statements and management’s assessment of the effectiveness of internal control over financial reporting (which is included in Management’s Report on Internal Control over Financial Reporting) incorporated in this prospectus by reference to the Annual Report on Form 10-K for the year ended December 31, 2008, have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

$250,000,000

MeadWestvaco Corporation

            % Notes due 2019

PROSPECTUS SUPPLEMENT

BofA Merrill Lynch

Barclays Capital

Citi

UBS Investment Bank

August     , 2009